

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 19, 2017

Ezra Uzi Yemin
Chief Executive Officer
Delek Holdco, Inc.
7102 Commerce Way
Brentwood, TN 37207

      Re: Delek Holdco, Inc.
             Amendment No. 2 to Registration Statement on Form S-4
             Filed April 7, 2017
             File No. 333-216298

Dear Mr. Yemin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated March 28, 2017.

Summary, page 15

Conditions to the Completion of the Merger, page 24

1.   We note your responses to prior comments 1 and 2 and re-issue both comments. In this regard, your disclosure and the pertinent merger agreement provision continue to allow for the possibility that the conditions requiring the tax opinions could be waived.

The Mergers, page 79

Background of the Mergers, page 79

2.   We note your revisions in response to prior comment 5. Please also disclose why in particular Messrs. Morris and Pery were identified as the Alon directors to be replaced.

Material U.S. Federal Income Tax Consequences of the Mergers, page 207

3.   In the "tax consequences" subsections which appear at page 210, you make several identical statements -- "Assuming the receipt and accuracy" of the referenced opinion – which limit the usefulness of the disclosure in this context. You must provide executed opinions of counsel regarding the material tax consequences. In that regard, see Section III.D.3 of Staff Legal Bulletin No. 19 ("SLB19"). The letters you filed as exhibits 8.1 and 8.2 merely "confirm the opinion" included in this section. Moreover, the opinions contained in this section may not assume the accuracy of a prior, related opinion by counsel. See Section III.C.3 of SLB19. We also refer you to the first numbered comment in this letter. Please revise accordingly, and file new letter opinions as exhibits, as appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 214

4.   We note in response to prior comment 13, you added disclosure to indicate that conforming accounting adjustments not yet identified may have a material impact to the unaudited pro forma financial statements. However, we had understood from our telephone conference that you did not expect any further adjustments to be material. Please clarify your position and describe the differences in accounting policies that you have identified and for which further adjustments may be necessary once you complete your analysis and computations. We re-issue prior comment 13.

5.   We note your response to prior comment 14 indicates that you made revisions on page 224 to clarify the extent to which you believe the presentation is consistent with the objective outlined in Rule 11-02 of Regulation S-X, which is to assist investors in analyzing your future prospects by illustrating the possible scope of the change in your historical financial position and results of operations caused by the transaction. However, we are unable to locate these revisions. We re-issue prior comment 14.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 217

6.   We note your response to comment 15 provides the calculation of pro forma depreciation and amortization expense. Please tell us how the assumptions utilized in your calculation of pro forma depreciation expense differ from those utilized in Alon's calculation of depreciation expense so that we can better understand why the amounts of historical and

pro forma depreciation expense are substantially different. For example, if the estimated useful lives of the acquired assets is substantially greater than the useful lives estimated by Alon, please advise and provide the underlying reasons in support of your estimates.

Closing Comments

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Daniel Mark
        Baker Botts L.L.P.